Date: March 25, 2008

To: Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Sino Gas International Holdings, Inc.
File No. 333-147998
Amendment No. 1 to Form SB-2
Filed on January 22, 2008

Dear Mr. Owings:

We received the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter, dated February 12, 2008, with respect to Amendment No. 1 to our registration statement on Form SB-2 (the “Registration Statement” or “Prospectus”).  Due to the fact we are required to file our annual report on Form 10KSB on or before March 31, 2008, we could not have devoted our full time to the matter. We, therefore, would like to seek your permission to extend the time for our written response to your comments. We expect to file our response on or before April 15, 2008.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Yuchuan Liu

Yuchuan Liu

Chairman & CEO